SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HITS BIG 50 WITH BASE AT PAPHOS (CYPRUS)

14 ROUTES & OVER 600,000 PAX P.A. AT RYANAIR'S FIRST CYPRIOT BASE

Ryanair, the world's favourite airline, today (10th Jan) announced it would open its 50th base (and first in Cyprus) at Paphos (Cyprus's third largest city) in April 2012 with two based aircraft and 14 routes which will initially deliver over 600,000 passengers p.a. and sustain over 600 jobs with over 80 weekly flights as Ryanair invests over $140 million at Paphos Airport.

Ryanair's Paphos routes will begin when the base opens in April 2012 and will be available for booking on www.ryanair.com tomorrow.

In Paphos today, Ryanair's Michael Cawley said:

"Ryanair is delighted to announce Paphos as our 50th base with 14 routes beginning in April next which go on sale on www.ryanair.com tomorrow.  Cypriot consumers/visitors can now beat the recession and escape Cyprus Airways high fares by switching to Ryanair's lowest fares and our no fuel surcharge guarantee to 14 exciting destinations all over Europe including Germany, Italy and Sweden among others.  Ryanair's 600,000 passengers p.a. will sustain up to 600 jobs in Paphos."

Alfred Van der Meer, Hermes Airport Group Chief Executive, said:

"This is a great vote of confidence in the potential of both the airport and our region from Europe's largest airline. Today's announcement will help create much needed jobs and tourism and shows that Ryanair shares our confidence in the tremendous opportunity for strong market growth at the airport."

Ryanair's 14 Paphos routes 2012

Chania	Oslo
Frankfurt Hahn	Patras
Kaunas	Pisa
Krakow	Rome
London	Stockholm
Memmingen	Thessaloniki
Milan	Treviso

Stephen McNamara                     Joe Carmody
Ryanair Ltd                                   Edelman
Tel: +353-1-8121212                  Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  10 January, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary